United States securities and exchange commission logo





                           September 7, 2021

       James N. Woody, M.D., Ph.D.
       Chief Executive Officer
       180 Life Sciences Corp.
       3000 El Camino Real, Bldg. 4, Suite 200
       Pala Alto, CA 94306

                                                        Re: 180 Life Sciences
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed August 31,
2021
                                                            File No. 333-259209

       Dear Dr. Woody:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jeffrey
Gabor at 202-551-2544 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Michael T. Campoli,
Esq.